# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lake Shore Bancorp, Inc. /MD/, CIK 0002059653
CUSIP: 510700107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 31 EAST FOURTH STREET, DUNKIRK, New York (NY), 14048
Date of event which requires filing of this statement: 07/23/2025
Filed by CIK 0001113303
Persons authorized to receive notices and communications: Mr. Joseph Stilwell, 200 Calle del Santo Cristo, Segundo Piso, San Juan, Puerto Rico (PR), 00901, 787-985-2193

## Reporting persons
- Stilwell Activist Fund, L.P. (CIK 0001564452): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 738,675; sole dispositive power 0; shared dispositive power 738,675; aggregate amount beneficially owned 738,675 (9.4% of the class)
- Stilwell Activist Investments, L.P. (CIK 0001573720): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 738,675; sole dispositive power 0; shared dispositive power 738,675; aggregate amount beneficially owned 738,675 (9.4% of the class)
- STILWELL PARTNERS L P (CIK 0001048212): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 738,675; sole dispositive power 0; shared dispositive power 738,675; aggregate amount beneficially owned 738,675 (9.4% of the class)
- Stilwell Value LLC (CIK 0001397076): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 738,675; sole dispositive power 0; shared dispositive power 738,675; aggregate amount beneficially owned 738,675 (9.4% of the class)
- STILWELL JOSEPH (CIK 0001113303): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 738,675; sole dispositive power 0; shared dispositive power 738,675; aggregate amount beneficially owned 738,675 (9.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Lake Shore Bancorp, Inc. /MD/
Address of issuer's principal executive offices: 31 EAST FOURTH STREET, DUNKIRK, New York (NY), 14048

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by Stilwell Activist Fund, L.P., a Delaware limited partnership ("Stilwell Activist Fund"); Stilwell Activist Investments, L.P., a Delaware limited partnership ("Stilwell Activist Investments"); Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners; and Joseph Stilwell, the managing member and owner of Stilwell Value LLC (collectively, "we" or "us"). The filers of this statement are collectively referred to herein as the "Group." The joint filing agreement of the members of the Group is filed as Exhibit 1 to this Schedule 13D.

This statement is filed by Joseph Stilwell with respect to the shares of common stock, par value $0.01 per share (the "Common Stock") of Lake Shore Bancorp, Inc. (the "Issuer") beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners, in Joseph Stilwell's capacities as the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners.
Residence or business address: The business address of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, and Stilwell Value LLC is 111 Broadway, 12th Floor, New York, New York 10006. The business address of Joseph Stilwell is 200 Calle del Santo Cristo, Segundo Piso, San Juan, Puerto Rico 00901.
Present principal occupation or employment: The principal employment of Joseph Stilwell is investment management. Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC serves as the general partner of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, and related partnerships.
Criminal convictions in the last five years: During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except as indicated in Schedule B, attached hereto and incorporated herein by reference.
Citizenship: Joseph Stilwell is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of Common Stock reported in this Schedule 13D were either purchased in the open market or acquired from the Issuer in connection with the conversion of Lake Shore, MHC from mutual to stock form (the "Exchange") and the related stock offering by the Issuer at a price of $10.00 per share of Common Stock (the "Offering"). In connection with the Exchange, the Group's shares of Common Stock of Lake Shore Bancorp, Inc., a federal corporation ("Lake Shore Federal Bancorp"), were converted into shares of Common Stock of the Issuer based on an exchange ratio of 1.3549 shares of the Issuer's Common Stock for each share of Lake Shore Federal Bancorp Common Stock held by the Group.

Pursuant to the Exchange, Stilwell Activist Fund acquired 6,332 shares of Common Stock. In addition, Stilwell Activist Fund expended a total of $935,586 to acquire 77,396 shares of Common Stock in the open market. Such funds were provided from Stilwell Activist Fund's working capital and may, from time to time, be provided in part by margin account loans from subsidiaries of Interactive Brokers extended in the ordinary course of business.

Pursuant to the Exchange, Stilwell Activist Investments acquired 34,082 shares of Common Stock. In addition, Stilwell Activist Investments expended a total of $4,904,175 to acquire 405,713 shares of Common Stock in the open market. Such funds were provided from Stilwell Activist Investments' working capital and may, from time to time, be provided in part by margin account loans from subsidiaries of Interactive Brokers extended in the ordinary course of business.

Pursuant to the Exchange, Stilwell Partners acquired 165,152 shares of Common Stock. Pursuant to the Offering, Stilwell Partners expended a total of $500,000 to acquire 50,000 shares of Common Stock. Such funds were provided from Stilwell Partners' working capital and may, from time to time, be provided in part by margin account loans from subsidiaries of Morgan Stanley or J.P. Morgan extended in the ordinary course of business.

All purchases of shares of Common Stock made by the Group using funds borrowed from subsidiaries of Morgan Stanley, J.P. Morgan or Interactive Brokers, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

## Item 4. Purpose of Transaction
Purpose of transaction:
We hope to work with management and the board to maximize shareholder value.

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights. We do not believe the value of the Issuer's assets is adequately reflected in the current market price of the Issuer's Common Stock.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Since 2000, members or affiliates of the Group have taken an 'activist position' in 77 other publicly-traded companies. In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In addition, we believed that the values of the companies' assets were not adequately reflected in the market prices of their shares.

Our actions with respect to such publicly-traded companies are described in Schedule A, attached hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The members of the Group beneficially own an aggregate of 738,675 shares of Common Stock. The percentages used in this filing are calculated based on approximately 7,825,877 shares of Common Stock outstanding, as of July 18, 2025, upon completion of the Exchange and the Offering, as reported in Exhibit 99.1 attached to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2025. The purchases and sales of Common Stock reported in this item, if any, were made in open-market transactions.

Each of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell may be deemed to beneficially own 738,675 shares of Common Stock, constituting approximately 9.4% of the shares of Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell may be deemed to share the power to vote and dispose of 738,675 shares of Common Stock owned in the aggregate by Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners.

Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners, Joseph Stilwell has the power to direct the affairs of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners with regard to those shares of Common Stock.

Because he is the managing member and owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners.
Transactions in the class effected during the past sixty days: Within the past sixty days, (i) each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners acquired shares of Common Stock pursuant to the Exchange, as further described in Item 3, (ii) Stilwell Partners acquired shares of Common Stock pursuant to the Offering, as further described in Item 3, and (iii) each of Stilwell Activist Fund and Stilwell Activist Investments purchased shares of Common Stock in the open market as set forth in Schedule C attached hereto and incorporated herein by reference. Stilwell Value LLC and Joseph Stilwell have not purchased or sold any shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: No person other than Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Other than the Joint Filing Agreement filed as Exhibit 1 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits.

See Items 1 and 2 above regarding disclosure of the relationships between the Group, which disclosure is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A - Stilwell Activist History

Schedule B - Item 2(e)

Schedule C - Transactions in Securities

Exhibit 1 - Joint Filing Agreement, dated July 30, 2025.

## Signatures
- Stilwell Activist Fund, L.P.: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (07/30/2025)
- Stilwell Activist Investments, L.P.: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (07/30/2025)
- STILWELL PARTNERS L P: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (07/30/2025)
- Stilwell Value LLC: /s/ Megan Parisi, Megan Parisi, Member (07/30/2025)
- STILWELL JOSEPH: /s/ Joseph Stilwell, Joseph Stilwell* (07/30/2025)
- Megan Parisi: /s/ Megan Parisi, *Megan Parisi, Attorney-in-Fact (07/30/2025)